How The Prism Fund Addresses Alternative Investments Challenges



A core investing tenet is that the reward of any given investment should be commensurate with the risk taken. If a given investment offers an outsized reward, investors will eventually bid it up so that the reward decreases, *or* the risk will become more evident over time.

Alternative investments – investments that go beyond traditional investing in stocks, bonds, mutual funds, or ETFs – offer the potential of higher returns and benefits such as returns typically uncorrelated with the stock market. Investors can expect, of course, that those returns come with commensurate risks and trade-offs. It's worth understanding the nature of those risks to understand whether alternatives can bolster your portfolio, improve your risk/return profile, and potentially offer long-term passive income. Here are three of the most common issues investors face when seeking diversified returns through alternative investments, and how the Yieldstreet Prism fund addresses those concerns.

No Access & Limited Opportunity

Access is often the first hurdle to alternatives. In a recent episode of *The Yield,* Jim Jessee pointed out that in "the traditional alternative space, you need a net worth of at least a million dollars, annual income of $200,000 to $300,000," to participate, in other words, you need to be an accredited investor. Accreditation can be prohibitive to m Chat w is a shame because, as Bill Reigel stated earlier in that podcast, alternatives should be able

to deliver a real return above public equities of between…2% to as much as 6% or 8% on the highest side."

The discussion on this episode of *The Yield* was about Yieldstreet's Prism Fund, which is open to all investors, with a minimum investment of $500 (Riegel and Jessee, along with the third guest, John Siciliano, serve on the board of the Fund). By lowering the barrier to entry and offering access to alternative investment through a fund instead of requiring investors to find individual alternative investments, the Prism Fund addresses this access issue head on. While other crowdfunding platforms list deals and opportunities in a single asset class like real estate or art, the Yieldstreet Prism Fund offers diversification across multiple asset classes with a $500 minimum.

Lacking Liquidity

A second risk involved with alternatives is liquidity, or lack thereof. Investing in the stock market gives one the ability to trade in and out of their stocks, and thus the ability to take their money out of the stock market, at any time. Investors value this free access to their assets, and thus expect a liquidity premium when they invest in assets that are less liquid.

Alternatives, which may include real estate, commercial loans, art, and legal finance, among other categories, do not always offer this on-demand access. There are potential positives to this illiquidity as investors often trade in and out of their liquid assets too frequently, which could negatively impact their returns. Warren Buffett has famously said that he buys on the assumption "that they could close the market the next day and not reopen it for five years."

However, Yieldstreet does recognize and understand that investors do require some flexibility, and continues to demonstrate that alternative investments do not necessarily need decade-long durations to generate returns. The Prism Fund is the first '40 Act Fund available to non-accredited and accredited investors alike that offers some regular liquidity. Without impacting the underlying operations of the Fund, investors can now tender a portion of their holding for buy-back each quarter if they have a more urgent need for capital.

The Volatility Issue

Related to liquidity is pricing. Again, we're conditioned as investors to expect an up-to-date price for all our investments; with newer classes like cryptocurrencies, that pricing continues 24/7 without even a weekend pause.

Alternatives don't work that way. There is no up-to-the-minute exchange to track the price of a piece of art or a real estate investment. The Prism Fund again offers an example of the nuances around the pricing of its Net Asset Value (NAV). Much of the Fund is in investm like art or real estate or loans that get re-priced once a quarter, and even then, relatively conservatively, as Siciliano points out on *The Yield*. But a portion of the Fund is invested in

instruments such as preferred stocks, which are more liquid and offer a yield for the 'cash' portion of the Fund, but whose price does change on a daily basis. So the regular movements of the NAV don't reflect the underlying value of much of the portfolio, which is updated less frequently.

Investors in alternatives need to practice patience in waiting for the value of their investments to appreciate over the long term, and need to be prepared that the day-to-day information flow around that progress will be different than it is for stocks and bonds.

No Free Lunch, But Opportunities All The Same

It's true that there's no free lunch in investing. Alternatives can offer investors potentially higher returns and uncorrelated diversification from their traditional bond and equity investments to protect their investment in the event of a market downturn. While investors have expressed legitimate fears about liquidity, further diversification across alternative asset classes, and high minimums, modern investment products like the Yieldstreet Prism Fund are designed to assuage those concerns and help modern investors achieve returns outside of the stock market.

If you're interested in alternatives after learning about these opportunities and trade-offs, you may want to learn more about the Prism Fund. It's designed to address the issue of access directly, and if you're attuned to the liquidity and pricing issues, it may be of interest for your portfolio. Learn more about the Yieldstreet Prism Fund.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 08/17/2021

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